                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       (Amendment No. 2 - Final Amendment)

                   CELLULAR COMMUNICATIONS INTERNATIONAL, INC.
                   -------------------------------------------
                                (Name of Issuer)

                    Common Shares, Par Value $0.01 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   150918 10 0
                                   -----------
                      (CUSIP Number of Class of Securities)

    Dr. Kurt J. Kinzius                and                Marco De Benedetti
       Mannesmann AG                                        Olivetti S.p.A.
     Mannesmannufer 2                                     Via Lorenteggio 257
 40213 Dusseldorf, Germany                                20152 Milan, Italy
Telephone: 49-711-990-2200                             Telephone: 39-2-4836-6701

                                    Copy to :

                               Neil Novikoff, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 24, 1999
             (Date of Event which Requires Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]





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                                  SCHEDULE 13D

----------------------
CUSIP NO. 150918 10 0
----------------------
--------- ----------------------------------------------------------------------

1. Names of Reporting Persons and S.S.N. or I.R.S. Identification Numbers of Above Persons (entities only): Kensington Acquisition Sub, Inc.
--------- ----------------------------------------------------------------------

2.        Check the Appropriate Box if a Member of a Group:   (a) [ ]   (b)  [ ]
--------- ----------------------------------------------------------------------

3.        SEC Use Only
--------- ----------------------------------------------------------------------

4.        Source of Funds:  AF
--------- ----------------------------------------------------------------------

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant
          to Item 2(e) or 2(f):  [ ]
--------- ----------------------------------------------------------------------

6.        Citizenship or Place of Organization:  Delaware
--------------------------- --------- ------------------------------------------

                            7.        Sole Voting Power:  0
                            --------- ------------------------------------------
     Number of Shares
       Beneficially         8.        Shared Voting Power:  0
                            --------- ------------------------------------------
 Owned by Each Reporting
          Person            9.        Sole Dispositive Power:  0
                            --------- ------------------------------------------

                            10.       Shared Dispositive Power:  0
                            --------- ------------------------------------------

                            11.       Aggregate Amount Beneficially Owned:  0
--------- ----------------------------------------------------------------------

12.       Check if Amount in Row (11) Excludes Certain Shares:  [ ]
--------- ----------------------------------------------------------------------

13.       Percent of Class Represented by Amount in Row (11):  0%
--------- ----------------------------------------------------------------------

14.       Type of Reporting Person:  CO
--------- ----------------------------------------------------------------------


                                Page 2 of 7 Pages

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                                  SCHEDULE 13D

----------------------
CUSIP NO. 150918 10 0
----------------------
--------- ----------------------------------------------------------------------

1. Names of Reporting Persons and S.S.N. or I.R.S. Identification Numbers of Above Persons (entities only): Olivetti S.p.A.
--------- ----------------------------------------------------------------------

2.        Check the Appropriate Box if a Member of a Group:   (a) [ ]   (b)  [ ]
--------- ----------------------------------------------------------------------

3.        SEC Use Only
--------- ----------------------------------------------------------------------

4.        Source of Funds:  WC
--------- ----------------------------------------------------------------------

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant
          to Item 2(e) or 2(f):  [ ]
--------- ----------------------------------------------------------------------

6.        Citizenship or Place of Organization:  Italy
--------------------------- --------- ------------------------------------------

                            7.        Sole Voting Power:  100
                            --------- ------------------------------------------
     Number of Shares
       Beneficially         8.        Shared Voting Power:  0
                            --------- ------------------------------------------
 Owned by Each Reporting
          Person            9.        Sole Dispositive Power:  100
                            --------- ------------------------------------------

                            10.       Shared Dispositive Power:  0
                            --------- ------------------------------------------

                            11.       Aggregate Amount Beneficially Owned: 100
--------- ----------------------------------------------------------------------

12.       Check if Amount in Row (11) Excludes Certain Shares:  [ ]
--------- ----------------------------------------------------------------------

13.       Percent of Class Represented by Amount in Row (11):  50%
--------- ----------------------------------------------------------------------

14.       Type of Reporting Person:  CO
--------- ----------------------------------------------------------------------


                                Page 3 of 7 Pages

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                                  SCHEDULE 13D

----------------------
CUSIP NO. 150918 10 0
----------------------
--------- ----------------------------------------------------------------------

1. Names of Reporting Persons and S.S.N. or I.R.S. Identification Numbers of Above Persons (entities only): Mannesmann AG
--------- ----------------------------------------------------------------------

2.        Check the Appropriate Box if a Member of a Group:   (a) [ ]   (b)  [ ]
--------- ----------------------------------------------------------------------

3.        SEC Use Only
--------- ----------------------------------------------------------------------

4.        Source of Funds:  WC
--------- ----------------------------------------------------------------------

5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant
          to Item 2(e) or 2(f):  [ ]
--------- ----------------------------------------------------------------------

6.        Citizenship or Place of Organization:  Germany
--------------------------- --------- ------------------------------------------

                            7.        Sole Voting Power:  100
                            --------- ------------------------------------------
     Number of Shares
       Beneficially         8.        Shared Voting Power:  0
                            --------- ------------------------------------------
 Owned by Each Reporting
          Person            9.        Sole Dispositive Power:  100
                            --------- ------------------------------------------

                            10.       Shared Dispositive Power:  0
                            --------- ------------------------------------------

                            11.       Aggregate Amount Beneficially Owned: 100
--------- ----------------------------------------------------------------------

12.       Check if Amount in Row (11) Excludes Certain Shares:  [ ]
--------- ----------------------------------------------------------------------

13.       Percent of Class Represented by Amount in Row (11):  50%
--------- ----------------------------------------------------------------------

14.       Type of Reporting Person:  CO
--------- ----------------------------------------------------------------------


                                Page 4 of 7 Pages

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     This Amendment No. 2 to Schedule 13D amends and supplements the Schedule
13D originally filed on February 12, 1999, as amended and supplemented by Amendment No. 1 filed on March 3, 1999 (the "Schedule 13D"), by Olivetti S.p.A., a limited liability company organized under the laws of Italy ("Olivetti"), Mannesmann AG, a limited liability company organized under the laws of Germany ("Mannesmann"), and Kensington Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Olivetti and Mannesmann ("Purchaser"), relating to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), including associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, "Shares"), of Cellular Communications International, Inc., a Delaware corporation (the "Company"), and subsequent merger (the "Merger") of Purchaser with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement dated as of December 11, 1998 (the "Merger Agreement").

     In connection with the foregoing, Purchaser, Olivetti and Mannesmann hereby amend and supplement the Schedule 13D as follows:

Item 5.  Interest in Securities of Issuer.

     Items 5(a) - (c) and (e) are hereby amended and supplemented by the addition of the following paragraphs hereto:

     (a) - (b) The information set forth in rows 7 through 11 of each Cover Page of this Amendment No. 2 to Schedule 13D is incorporated herein by reference.

     (c) On March 24, 1999, pursuant to the terms and conditions of the Merger Agreement, Purchaser was merged with and into the Company such that the Company became a wholly-owned subsidiary of Olivetti and Mannesmann. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Olivetti, Mannesmann, Purchaser or any wholly-owned subsidiary of Olivetti or Mannesmann, or Shares held by dissenting stockholders who properly exercised and perfected their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware) was, by virtue of the Merger, converted into the right to receive $80.00 in cash. Each Share held by Olivetti, Mannesmann, Purchaser or any wholly-owned subsidiary of Olivetti or Mannesmann immediately prior to the Effective Time was, by virtue of the Merger, canceled and retired and ceased to exist. Each share of the common stock, par value $.01 per share, of Purchaser was, by virtue of the Merger, converted into one share of the common stock of the Company. Accordingly, Olivetti owns 100 shares of the common stock of the Company, which is 50% of the outstanding common stock thereof, and Mannesmann owns 100 shares of the common stock of the Company, which is 50% of the outstanding common stock thereof. In addition, a Form 15 was filed with the Commission on March 25, 1999 in order to deregister the common stock of the Company. A press release relating to the foregoing is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

     (e) By virtue of the Merger, on March 24, 1999, Purchaser merged with and into the Company and therefore is no longer a beneficial owner of the Company.


                                Page 5 of 7 Pages

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                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 1999


                                       KENSINGTON ACQUISITION SUB, INC.



                                       By: /s/ Marco De Benedetti
                                           --------------------------------
                                           Name:  Marco De Benedetti
                                           Title: Co-President and Co-Secretary



                                       By: /s/ Dr. Kurt J. Kinzius
                                           --------------------------------
                                           Name:  Dr. Kurt J. Kinzius
                                           Title: Co-President and Co-Secretary


                                       OLIVETTI S.p.A.



                                       By: /s/ Roberto Colaninno
                                           --------------------------------
                                           Name:  Roberto Colaninno
                                           Title: Chief Executive Officer


                                       MANNESMANN AG



                                       By: /s/ Dr. Goetz Mueller
                                           -------------------------------
                                           Name:  Dr. Goetz Mueller
                                           Title: Executive Vice-President



                                       By: /s/ Dr. Joachim Peters
                                           -------------------------------
                                           Name:  Dr. Joachim Peters
                                           Title: Counsel


                                Page 6 of 7 Pages

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                                INDEX TO EXHIBITS

                                                                      Sequential
Exhibit No.    Description                                             Page No.
-----------    ----------------------------------------------------   ---------

99.1* Joint Filing Agreement Pursuant to Rule 13d-1(k)(1), dated February 12, 1999 by and among Purchaser, Olivetti and Mannesmann.

99.2* Agreement and Plan of Merger, dated as of December 11, 1998, by and between Purchaser and the Company.

99.3* Stockholders Agreement, dated as of December 11, 1998, by and among Purchaser, the Company and certain stockholders of the Company.

99.4* Option Agreement, dated as of December 11, 1998, by and between Purchaser and the Company.

99.5           Press Release dated March 24, 1999

----------
* Previously filed.


                                Page 7 of 7 Pages